Apextalk Holdings, Inc.
637 Howard St
San Francisco, CA 94105

December 2, 2008

Via EDGAR and FedEx
Mr. Larry Spirgel
Mail Stop 3561
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Apextalk Holdings, Inc.
Registration Statement on Form S-1
Filed October 3, 2008
File No. 333-153838

Dear Mr. Spirgel:

We are in receipt of your comment letter dated October 31, 2008 regarding the above referenced filings. As requested in your letter, we provide responses to the questions raised by staff. For convenience, the matters are listed below, followed by the Company’s responses:

General

1.
We note you are registering the resale of substantially all of the outstanding shares held by persons other than affiliates of the issuer, and that your directors, officers and their affiliates are registering approximately one-half of the 2,400,000 shares being registered. Given the amount of shares being offered, the nature of the selling shareholders, and the time period that such shareholders have held their shares, it appears that this is an indirect primary offering by the company. Therefore, please fix the offering price of the securities for the duration of the offering and identify the selling stockholders as underwriters. If you disagree, please provide us with a detailed legal analysis as to why this offering should be regarded as a secondary offering.

Answer:     Please note that the Company believes that the offering should be regarded as a secondary offering. The total number of shares registered for resale on behalf of directors, officers and their affiliates has been reduced to 240,000 or approximately 16% of the total offering. The remaining selling shareholders have no relation to each other or to the company in any way. All of the selling shareholders have held the shares for ten months or longer which shows the necessary investment intent and not the intent to immediately sell or distribute the shares. Accordingly, we believe that the offering is a secondary offering.

Registration Statement Cover Page

2.
Please revise your cover page to include all of the “check box” form requirements of Form S-l, such as the Rule 415 box related to delayed or continuous offerings and the boxes indicating whether you are a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company.

Answer: Please note that the cover page has been revised to include all of the check box form requirements of Form S-1

Prospectus Cover Page

3.
In the second sentence, you state that your common stock has “no voting rights.” However, this statement is inconsistent with your Certificate of Incorporation and Bylaws, as well as your disclosure in the second sentence of the section titled “Description of Securities” on page nine. Please revise.

Answer: Please note that the above referenced statement has been deleted from the prospectus cover page.

4.	Revise to disclose that the number of shares being registered represents __% of your shares currently outstanding and% of your currently outstanding shares held by non-affiliates.

Answer: Please note that the prospectus cover page has been revised to disclose the above referenced percentages.

About our Company, page 1

5.	In the second paragraph and elsewhere in your prospectus, please explain what you mean when you say that you have “soft launched” your applications.

Answer:     We have disclosed in the prospectus that soft launching products into the market means introducing a product slowly into the market by approaching our friends and business associates to test our services as opposed to heavily promoting our services to the public market. “Soft launched” is a prelude to a full blown launch when are ready with all the market mixing and funding.

Summary of the Offering, page 1

6.
Please revise the second sentence of the second paragraph to disclose that the private placement you reference occurred in February 2008. Also disclose, as you do in the second risk factor on page three, that the offering price for the current offering was arbitrarily determined and bears no relationship to the book value, assets or earnings of your company or any other recognized criteria of value.

Answer: Please note that the summary of the offering has been revised to disclose the date of the offering and that the offering price was arbitrarily determined.

Risk Factors, page 1

7.
Revise your risk factors so that they are tailored to your company and your particular circumstances. For example, in the first risk factor, explain why you are dependent on your executive officers. As another example, the second risk factor about growth does not appear to apply to your current operations. Avoid providing generic risk factors that could apply to any company and revise your risk factors to provide more meaningful disclosure.

Answer:     Please be advised that we have revised the first factor to disclose why are dependent on our executive officers, and have removed the second risk factor which does not apply to our current operations. We have substantially revised our Risk Factors to provide more meaningfully disclosure.

Risks Related to Our Business, page 1

8.
Please revise to include a separate risk factor near the beginning of this section that your independent registered public accounting firm issued a going concern opinion, and that you believe you will need additional funding to satisfy your cash requirements for the next twelve months.

Answer:     Please be advised that we have included a separate risk factor to disclose our principal accountant’s doubt about ability to continue as a going concern. We have also included a separate risk factor to disclose that we believe we will need additional funding to satisfy our cash requirements for the next twelve months.

9.	Please revise to include a separate risk factor near the beginning of this section that you have never been profitable and, if true, that you anticipate significant losses in the future.

Answer: Please be advised that we have included a separate risk factor to disclose that we have never been profitable.

Risks Related to Our Industry, page 2

10.	Please revise to include a separate risk factor relating to the competitive nature of your industry.

Answer: Please be advised that we have included a separate risk factor relating to the competitive nature of our industry.

Determination of Offering Price, page 4

11.	Please revise here and elsewhere your reference to the company’s plan to effectuate “listing” on the OTCBB. Shares are quoted, not listed, on the OTCBB.

Answer: Please note that the prospectus has been revised to refer to the company’s plan to quote our shares on the OTCBB as opposed to listing the shares.

Selling Stockholders, page 4

12.
Please revise to clearly disclose how each of the selling shareholders acquired the shares being offered. Clarify which selling shareholders received shares pursuant to the Stock Exchange and Purchase Agreement and which selling shareholders received shares in their capacity as investors in 2007.

Answer: Please be advised we have substantially revised the Selling Shareholders section to disclose how each of the selling shareholders acquired the shares being offered.

13.
As required by Regulation S-K Item 507, please disclose any position, office, or other material relationship that any selling shareholder has had with the company or any of its affiliates in the last three years.

Answer: Please be advised that we revised the statement to disclose any position, office, or the material relationship that any selling shareholder has had with the company in the last 3 years.

Directors. Executive Officers. Promoters and Control Persons, page 6

14.	We note that Patrick Chu has been given the position of “fund manager.” Please explain in your response letter how this position relates to your business.

Answer: Please note that we have removed the position of fund manager.

15.	We note that several of your officers are currently involved with other companies. Please discuss the amount of time each executive officer will be devoting to Apextalk Holding.

Answer: Please be advised that we have revised our statement on page 6 to disclose that effective December 1, 2008, our executive officers will work full time (40 hours/week) for us.

16.	Please revise to include the information required by Item 407(a) of Regulation S-K

Answer: Please be advised that we have revised the statement to disclose the information required by Item 407(a) of the Regulation S-k.

Security Ownership of Certain Beneficial Owners and Management, page 8

17.	As required by Regulation S-K Item 403, please revise to disclose the address of each person known to the registrant to be the beneficial owner of more than five percent of your common stock.

Answer: Please be advised that we have revised our statement on page 8 to disclose the address of each beneficial owner of more than five percent of our common stock.

Description of Securities, page 9

Preferred Stock, page 9

18.
You state that preferred stock may be authorized and issued in the future as the board of directors deems appropriate. Please revise to state that such designation will require an amendment to your Certificate of Incorporation and the approval of a majority of the outstanding stockholders entitled to vote thereon.

Answer:     Please note that the section has been revised to state that such designation will require an amendment to the Certificate of Incorporation and the approval of a majority of the outstanding stockholders entitled to vote thereon.

Description of Business, page 10

Products and Services, page 11

19.	Please revise this section to significantly expand your discussion of your current products and services. For example:

•	Explain how you generate revenue, whether from subscription fees, from licensing, or through other means.

Answer:     Please be advised that we have revised Products and Services on page 11 to disclose that we generate the majority of our revenue from fees we charge per minute to our customersand the wholesale minutes we sell to businesses. Currently we have not generated any revenue from licensing fees.

•	Of the products and services you list, clarify which ones currently generate revenue and which ones do not.

Answer:     Please be advised that we have revised this section to disclose that “Speed Dial,” “Global Forwarding” and “Wholesale Call Minutes” currently generate revenue, and “Media Tracker,” “Promotional Minute” and “Virtual Office” are expected to generate revenue after December 1, 2008.

•	Discuss the stage of development of each product and service and the expected time frame and funding or other requirements necessary to bring the product or service to market.

Answer: Please be advised that we have revised this section to disclose the stage of development of each product and service and the expected time frame to bring the product or service to market.

•	Explain whether your products and services are primarily designed and offered to individuals or businesses.

Answer:     Please be advised that we have revised this section to clarify that our products and services are designed for small or medium size business users although they are also useful for individuals.

•	Explain why you believe demand will be substantial once you have new funding and a systematic marketing and promotional plan in place, and provide any underlying support for your belief.

Answer:     Please be advised that we have revised this section on page 10 to disclose the underlying support for our belief that demand will be substantial once we have new funding and a systematic marketing and promotional plan in place.

•	Discuss whether any of your products or services are protected by patents or other intellectual property protections.

Answer:     Please be advised that we have revised our statement to disclose that none of our products and services are protected by patent or other intellectual property protections, and we plan to apply for patent protections for your products and services, “Promotional Minute” in particular once we have new funding.

•	Discuss in more detail your “strong connection” with Chinese and Hong Kong local telecom providers and your planned joint venture.

Answer:     Please be advised that we have revised our statement to disclose the details about our “strong connections” with China and Hong Kong local telecom providers and our planned joint ventures on page 12.

•	Discuss the effect of existing or probable governmental regulations (both domestic and international, such as in the PRC) on the business.

Answer: Please be advised that we have revised our statement to disclose the effect of exiting or probable governmental regulations on the business on page 12.

•
Discuss the competitive business conditions and the company’s competitive position in the industry and methods of competition. These are merely examples. We may have further comments on review of your revised disclosure.

Answer: Please be advised that we have revised our statement to discuss the competitive business conditions and our competitive position in the industry.

Market Opportunity. page 12

20.
We note your statement that by using your services, companies will be able to increase their methods of communications with substantial discounts. Explain in more detail why you believe your business model allows you to provide companies with substantial discounts on their methods of communication than is otherwise available from competitors or comparable providers.

Answer: Please be advised that we have revised the statement to explain why our services can increase companies’ method of communications with substantial discounts.

Management Discussion and Analysis, page 13

Plan of Operation, page 14

21.
We note that you will require additional outside capital to fully implement your business model. Please provide an estimate of the amount of outside capital investment you will need to fully implement your plan, the likely structure of this investment, and when you expect to conduct this capital raising.

Answer:     Please be advised that we have revised our statement to disclose an estimate of the amount of outside capital investment that we will need to fully implement our plan and the timing of when we expect to conduct this capital raising.

22.
Please provide support for your belief that, according to your business plan, you will generate approximately 400 new subscribers after the end of the first 90 days, 800 subscribers within 180 days, 1,200 subscribers within 270 days, and 2,000 subscribers within one year. Explain in detail how you arrived at these projections, as well as how your new business plan differs from your past product launches. Discuss whether your operations can support these levels of subscribers.

Answer:     Please be advised that we have revised our statement to clarify how we arrived at these projections, how our new business plan differs from our past products, and whether our operations can support these levels of subscribers.

Results of Operations, page 15

23.
Explain the sources of the revenues you generated in the six months ended June 30, 2008 and for the fiscal years ended December 31, 2006 and 2007. Discuss the components of your expenses and why they have increased. Disclose your net losses for each period.

Answer:     Please be advised that we have revised the statement on page 15 to disclose that the source of our revenue for the 9 months ended September 30, 2008 are the subscription fees were collected from our customers. Other than some traveling expenses, the majority of the expenses are professional fees for filing to SEC including accounting fee, auditor fees and legal expenses. The expenses have been increased after the work loads are more intensive.

Description of Property, page 15

24.
You state that you currently lease your business office at no charge from George Ma. Please reconcile this disclosure with your disclosure on page F-10 that the company has a lease agreement with Apex Telecom for leasing the facility at a monthly rate of $200 per month. Please file all lease agreements as an exhibit to your registration statement.

Answer:     Please note that we have revised the disclosure to state that the company leases its office space from Apex Telecom at a monthly rate of $200. Please note that there is no written lease agreement.

Certain Relationships and Related Transactions, page I5

25.	Please revise to disclose that TLMS International, Inc. is under the control of Tony Lee.

Answer: Please note that the above referenced disclosure has been made.

Available Information, page 17

26.
Please revise this section to state that the effectiveness of this registration statement will trigger the company’s obligation under Section 15(d) of the Securities Exchange Act of 1934 to file current and periodic reports with the SEC.

Answer:     Please note that this section has been revised to state that the effectiveness of this registration statement will trigger the company’s obligation under Section 15(d) of the Securities Exchange Act of 1934 to file current and periodic reports with the SEC.

Consolidated Financial Statements as of December 31. 2007

Note 2 Summary of Significant Accounting Policies, page F-6

Revenue Recognition, page F-7

27.
We note that Apextalk sells a variety of products and services. Please disclose the specific nature of the products and services, the terms and length of customer arrangements, earnings patterns for the deferred revenues, and the nature of your customers. For example, explain to us whether or not you enter into contracts with your customers, and if you do, please provide general terms of such contracts, including whether you have refundable fees for services.

Answer:     Please note that our retail customers enter into a standard service agreement that can be terminated by either party at will. These accounts are prepaid and recorded as unearned revenue until the telephone services are used. Upon terminate of a customers account, any unearned revenue is refunded to the customer. Our corporate customers are billed on a monthly basis and revenue is recognized as services are provided. Revenue from the bulk sale of prepaid calling cards is recognized when the minutes are used. We enter into agreements that are a minimum period of 3 months. The company sells these cards in bulk to businesses for us by their employees. These amounts are prepaid and any unused prepaid amount is refunded to customers upon termination of the account. Wholesale minutes require a 1 year contract. The Company bills the minutes used as the services are provided. Each customer is required to put a deposit on each contract based on the estimates minutes used each month.

28.	Tell us and disclose the facts and circumstances requiring you to accrue unearned revenue.

Answer:     Please note that we record amounts received as deposits and or prepaid account balances as a liability when customers pay our services in advance. The accrued unearned revenue is subject to refund should the customer cancel the account. Until either customer use up the services and or inform us to return their un-used money back, this amount will remain as an deferred revenue.

Item 15. Recent Sales of Unregistered Securities, page II-2

29.
Your disclosures regarding the November 18, 2007 offering and November 2007 share exchange agreement appear to be inconsistent with other disclosure. For example, you disclose on page one that you sold a total of 2,688,575 shares to an affiliate of your CEO/director and your CFO/director. However, on page IT-3, you state that Anslow & Jaclin received share certificates. As another example, you disclose that you issued a total of 3,600,000 shares to the Apextalk Inc. shareholders in connection with the Share Exchange Agreement However, the Stock Exchange and Purchase Agreement that you filed as Exhibit 10.1 indicates that you issued 900,000 shares to shareholders of Apextalk Inc. which became 4,500,000 shares following the five-for-one forward stock split. Please advise and clarify these discrepancies.

Answer: Please be advised that we have revised this section to clarify these discrepancies.

Item 16. Exhibits, page II-3

30.	Please file as material contracts the service agreement you entered into on February 25, 2008 and the software development agreement, as disclosed on page F-12.

Answer: Please note that the above referenced exhibits have been filed as exhibits.

Signatures, page II-5

31.	Please note that the registration statement should also be signed by the company’s controller or principal accounting officer. Therefore, please indicate which officer is signing in this capacity.

Answer: Please note that Mr. Spencer Luo has signed the registration statement as our Principal Accounting Officer.

Very truly yours,

Apextalk Holdings, Inc.

By:	/s/Tony Lee
Tony Lee
Chief Executive Officer